貝克・麥堅時律師事務所

07028238

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

November 15, 2007

Our ref: 32002208-000004

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

SUPPL

**CHINA SHIPPING 12g3-2(b)
File No. 82-34857**

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated November 12, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

ANDREW J.L. AGLIONBY
BRIAN BARRON
EDMOND CHAN
ELSA S.C. CHAN
RICO W.K. CHAN
BARRY W.M. CHENG
MILTON CHENG
DEBBIE F. CHEUNG
PEGGY P.Y. CHEUNG
CHEUNG YUK-TONG
P.H. CHIK***
STEPHEN R. ENO*
DAVID FLEMING
ANTHONY JACOBSEN***
SUSAN KENDALL
DOROTHEA KOO
WILLIAM KUO
HARVEY LAU***
ANGELA W.Y. LEE**
LAWRENCE LEE
NANCY LEIGH
ANITA P.F. LEUNG
CHEUK YAN LEUNG
LI CHIANG LING
JACKIE LO***
ANDREW W. LOCKHART
LOO SHIH YANN
JASON NG
MICHAEL A. OLESNICKY
ANTHONY K.S. POON*
GARY SEIB
JACQUELINE SHEK
CHRISTOPHER SMITH***
DAVID SMITH
TAN LOKE KHOON
PAUL TAN
POH LEE TAN
CYNTHIA TANG**
KAREN TO
TRACY WUT
RICKY YIU
PRISCILLA YU

REGISTERED FOREIGN LAWYERS
JENNIFER JIA CHEN (NEW YORK)
SCOTT D. CLEMENS (NEW YORK)
JOHN V. GROBOWSKI (WASHINGTON, DC)
STANLEY JIA (NEW YORK)
ANDREAS W. LAUFFS (NEW YORK)
WON LEE (NEW YORK)
FLORENCE LI (NEW YORK)
MARCO MARAZZI (ITALY)
JULIE JIMMERSON PENG (CALIFORNIA)
ALLEN TZO CHING SHYU (ILLINOIS)
JOSEPH T. SIMONE (CALIFORNIA)
BRIAN SPIRES (MARYLAND)
HOWARD WU (CALIFORNIA)
SIMONE W. YEW (CALIFORNIA)
WINSTON K.T. ZEE (WASHINGTON, DC)
DANIAN ZHANG (WASHINGTON, DC)

*Notary Public
**China-Appointed Attesting Officer
***Non-Resident in Hong Kong

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p.

Joyce Ip / Vincent Wang

Encl.

<u>Annex 1</u>

A List of Documents Made Public
in connection with the Listing since our last submission on November 12, 2007:

1. Announcement of Written Resolutions Passed at the Twentieth Board Meeting of 2007 by China Shipping Development Company Limited, released on November 14, 2007.

2. Announcement of Continuing Connected Transactions by China Shipping Development Company Limited, released on November 14, 2007.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

WRITTEN RESOLUTIONS PASSED AT THE TWENTIETH BOARD MEETING OF 2007

The Board is pleased to announce that the Directors adopted written resolutions in lieu of a physical meeting on 14 November 2007. The resolutions set out below were duly passed.

The board of directors (the "**Board**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the Directors adopted certain written resolutions (the "**Written Resolutions**") on 14 November 2007 in lieu of a physical meeting.

The Written Resolutions were duly passed in accordance with the relevant provisions of the Company Law of the People's Republic of China (the "**PRC**") and the articles of association of the Company. The following resolutions were considered and duly passed at the Meeting:

1. Resolution regarding renewal of lease contracts in respect of four vessels ("Xiang Li" and others)

2. Resolution regarding renewal of lease contracts in respect of five vessels ("Xiang Xiu" and others)

3. Resolution regarding renewal of lease contract in respect of "Daqing 88" vessel

4. Resolution regarding renewal of lease contract in respect of "Song Lin Wan" vessel

5. Resolution regarding amendment of the Articles of Association

   The Board agreed to amend the provision of "The Supervisory Committee shall comprise three to five persons, one of which shall be the chairman of the Supervisory Committee" in Article 133 of the Articles of Association to "The Supervisory Committee shall comprise three to nine persons, one of which shall be the chairman of the Supervisory Committee". Other contents shall remain unchanged.

   The resolution shall be submitted for consideration in the shareholders' general meeting.

6. Resolution regarding the convening of 2008 First Extraordinary General Meeting

   The Board decided to convene the 2008 First Extraordinary General Meeting at the Company's headquarter at 700 Dongdaming Road, Shanghai in January 2008. The Board has authorised the management to issue the "Notice of 2008 First Extraordinary General Meeting" in due course, and to announce the actual time, venue, proposed resolutions and way of convening of the general meeting.

   Details of the resolutions as referred to in items 1 to 4 above are set out in the continuing connected transactions announcement published by the Company on the same day as this announcement.

This announcement is made pursuant to Rule 13.09(2) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company's A Shares are listed on the Shanghai Stock Exchange which has requested the Company to issue a similar announcement.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC
14 November 2007

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Ma Zehua, Mr.Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

CONTINUING CONNECTED TRANSACTIONS

On 14 November 2007, the Group has entered into the following conditional bareboat charter parties with certain associates (as defined in the Listing Rules) of China Shipping:

(1) the First Bareboat Charterparties whereby the Container Vessels will be leased to CSCL for a term of six months commencing from 1 January 2008. The aggregate charter payment will be US$2,038,400 (approximately HK$15,797,600).

(2) the Second Bareboat Charterparties whereby the Other Container Vessels will be leased to CSCL (Asia) for a term of one year commencing from 1 January 2008. The aggregate charter payment will be US$3,930,840 (approximately HK$30,464,010).

(3) the Third Bareboat Charterparty whereby an oil tanker named "Da Qing 88" will be leased from Shanghai Maritime for a term of one year commencing from 1 January 2008. The aggregate charter payment will be US$3,202,500 (approximately HK$24,819,375).

(4) the Fourth Bareboat Charterparty whereby an oil tanker named "Song Lin Wan" will be leased from China Shipping (HK) Holdings for a term of one year commencing from 1 January 2008. The aggregate charter payment will be US$6,954,000 (approximately HK$53,893,500).

China Shipping holds approximately 47.46% of the issued share capital of the Company and is the controlling shareholder of the Company. Each of CSCL, CSCL (Asia), Shanghai Maritime, China Shipping (HK) Holdings is an associate (as defined in the Listing Rules) of China Shipping and is a connected person (as defined in the Listing Rules) of the Company. Accordingly, the Transactions constitute continuing connected transactions of the Company.

As the applicable percentage ratios (other than the market value ratio) in respect of the Transactions are more than 2.5%, the Transactions are not only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules but also subject to the approval of the Independent Shareholders.

A circular containing, inter alia, information in respect of the Transactions, a letter of advice from the independent financial adviser, the recommendation of the Independent Board Committee on the Transactions and the annual caps together with a notice of the EGM will be despatched to the Shareholders as soon as practicable.

Reference is made to the Company's announcement dated 22 December 2004 in relation to the leasing of certain vessels and tankers. On 14 November 2007, the Group has entered into the following conditional bareboat charterparties relating to the continual leasing of the Container Vessels, the Other Container Vessels, "Da Qing 88" and "Song Lin Wan" to China Shipping and its associates (as defined in the Listing Rules) of China Shipping, further particulars of which are as follows:

1. **First Bareboat Charterparties dated 14 November 2007**

1.1 ***Parties***

Lessor: The Company

Lessee: CSCL

1.2 ***Container Vessels***

"Xiang Li", "Xiang Mao", "Xiang Yue" and "Xiang Zhuang" were constructed by an independent shipyard in Tianjin, PRC. "Xiangli" was commissioned into service in 1992 and has a gross tonnage of approximately 18,391. "Xiangmao" and "Xiangyue" were commissioned into service in 1995 and each has a gross tonnage of approximately 18,112. "Xiangzhuang" was commissioned into service in 1993 and has a gross tonnage of approximately 18,391. The Container Vessels are currently leased to CSCL for domestic coastal container transportation.

1.3 *Leasing of the Container Vessels*

Pursuant to the First Bareboat Charterparties, the Company has agreed to continue to lease the Container Vessels to CSCL.

1.4 *Charter payment and payment terms*

Pursuant to the First Bareboat Charterparties, CSCL will pay the Company an aggregate charter payment of US$2,038,400 (approximately HK$15,797,600) which is also the annual cap under the First Bareboat Charterparties for the financial year ending 31 December 2008.

The charter payment is determined with reference to market terms of bareboat charterparties of similar container vessels. Other than the payment for the first and the last calendar month being made according to the actual number of chartered days in the month, the monthly charter payment during the charter period shall be paid fifteen days in advance of the first day of the next calendar month by CSCL.

1.5 *Charter period*

The First Bareboat Charterparties will be effective from 1 January 2008 and will expire on 30 June 2008 (both dates inclusive).

1.6 *Other significant terms*

During the charter period of the First Bareboat Charterparties, CSCL will:

(i) be responsible for all necessary repair of the Container Vessels;

(ii) insure each of the Container Vessels against marine, war and compensation risks; and

(iii) have the right to re-charter the Container Vessels, but CSCL shall be entitled to the rights and be liable for the relevant obligations under the First Bareboat Charterparties.

During the charter period of the First Bareboat Charterparties, the Company is not allowed to transfer its ownership of the Container Vessels or assign the right to receive any of the charter payments.

Should any dispute arise between the Company and CSCL in respect of the First Bareboat Charterparties, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The First Bareboat Charterparties are subject to confirmation, ratification and approval by the Independent Shareholders at the EGM. The First Bareboat Charterparties will be terminated if the Independent Shareholders do not approve the resolution approving the entering into of the First Bareboat Charterparties at the EGM.

2. **Second Bareboat Charterparty dated 14 November 2007**

2.1 ***Parties***

Lessors:	Xiang Da Shipping S.A., Xiang Xing Shipping S.A., Xiang Wang Shipping S.A. and Xiang Xiu Shipping S.A., all of which are indirect wholly-owned subsidiaries of the Company
Lessee:	CSCL (Asia)

2.2 ***Other Container Vessels***

"Xiang Da" and "Xiang Xiu" were constructed by an independent third party shipyard in the Republic of Korea, and were commissioned into service in 1994. Each has a gross tonnage of 4,018. "Xiang Xin" and "Xiang Wang" were constructed by an independent third party shipyard in the Republic of Korea, and were commissioned into service in 1995. Each has a gross tonnage of approximately 4,960. "Xiang Zhu" was constructed by an independent shipyard in Romania and was commissioned into service in 1994. It has a gross tonnage of approximately 7,864.

The Other Container Vessels are currently leased to CSCL (Asia) for coastal container transportation.

2.3 ***Leasing of the Other Container Vessels***

Pursuant to the Second Bareboat Charterparties, each of Lessors has agreed to continue to lease the Other Container Vessels to CSCL (Asia).

2.4 ***Charter Payment and Payment Terms***

Pursuant to the Second Bareboat Charterparties, CSCL (Asia) will pay to the lessors an aggregate charter payment of US$3,930,840 (approximately HK$30,464,010) which is also the annual cap under the Second Bareboat Charterparties for the financial year ending 31 December 2008.

The charter payment is determined with reference to market terms of bareboat charterparties of similar container vessels. Other than the payment for the first and the last calendar month being made according to the actual number of chartered days in the month, the monthly charter payment for each of the Other Container Vessels shall be paid fifteen days in advance of the first day of the next calendar month by CSCL (Asia).

2.5 ***Charter period***

The Second Bareboat Charterparties will be effective from 1 January 2008 and will expire on 31 December 2008 (both dates inclusive).

2.6 ***Other significant terms***

During the charter period of the Second Bareboat Charterparties, CSCL (Asia) will:

(i) be responsible for all necessary repair of the Other Container Vessels;

(ii) insure each of the Other Container Vessels against marine, war and compensation risks; and

(iii) have the right to re-charter the Other Container Vessels, but CSCL (Asia) shall be entitled to the rights and be liable for the relevant obligations under the Second Bareboat Charterparties.

During the charter period of the Second Bareboat Charterparties, each of the relevant lessors is not allowed to transfer its ownership of the Other Container Vessels or assign the right to receive any of the charter payments.

Should any dispute arise between the relevant lessors and CSCL (Asia) in respect of the Second Bareboat Charterparties, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The Second Bareboat Charterparties are subject to confirmation, ratification and approval by the Independent Shareholders at the EGM. The Second Bareboat Charterparties will be terminated if the Independent Shareholders do not approve the resolution approving the entering into of the Second Bareboat Charterparties at the EGM.

3. Third Bareboat Charterparty dated 14 November 2007

3.1 ***Parties***

Lessor:	Shanghai Maritime
Lessee:	The Company

3.2 ***"Da Qing 88"***

"Da Qing 88" was constructed by an independent third party shipyard in Japan, and was acquired by Shanghai Maritime upon completion of its construction. It was commissioned into service in 1986. It has a gross tonnage of approximately 51,565. "Da Qing 88" is used for international and domestic oil transportation.

3.3 ***Leasing of "Daqing 88"***

Pursuant to the Third Bareboat Charterparty, Shanghai Maritime has agreed to lease "Da Qing 88" to the Company.

3.4 ***Charter payment and payment terms***

Under the Third Bareboat Charterparty, the Company will pay to Shanghai Maritime an aggregate charter payment of US$3,202,500 (approximately HK$24,819,375) which is the annual cap under the Third Bareboat Charterparty for the financial year ending 31 December 2008 and is expected to be funded by internal resources.

The monthly charter payment for "Da Qing 88" will be payable by the Company in advance on the first working day of each calender month. The charter payment is determined with reference to market terms of bareboat charterparties of similar oil tankers. The Board considers determination basis and consequently such charter payment to be fair and reasonable, on normal commercial terms and are in the interest of the Company and the Shareholders, taken as a whole.

3.5 ***Charter period***

The Third Bareboat Charterparty will be effective from 1 January 2008 and will expire on 31 December 2008 (both dates inclusive).

3.6 *Other Significant Terms*

During the charter period of the Third Bareboat Charterparty, the Company will:

(i) be responsible for all necessary repair of "Da Qing 88";

(ii) insure "Da Qing 88" against marine, war and compensation risks; and

(iii) have the right to re-charter "Daqing 88", but it shall be entitled to the rights and be liable to the obligations under the Third Bareboat Charterparty.

During the charter period of the Third Bareboat Charterparty, Shanghai Maritime is not allowed to transfer its ownership of the "Daqing 88" or assign the right to receive any of the charter payment.

Should any dispute arise between Shanghai Maritime and the Company in respect of the Third Bareboat Charterparty, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The Third Bareboat Charterparty is subject to the confirmation, ractification and approval by the Independent Shareholders at the EGM. The Third Bareboat Charterparty will be terminated if the Independent Shareholders do not approve the resolution approving the Third Bareboat Charterparty in the EGM.

4. **Fourth Bareboat Charterparty dated 14 November 2007**

4.1 *Parties*

Lessor: China Shipping (HK) Holdings

Lessee: Xi Chuan Shipping S.A., an indirect subsidiary of the Company

4.2 *"Song Lin Wan"*

"Song Lin Wan" was constructed by an independent third party shipyard in Japan, and was acquired by China Shipping (HK) Holdings upon completion of its construction on 27 November 2002, with a gross tonnage of approximately 56,358. "Song Lin Wan" is used for international oil transportation.

4.3 *Leasing of "Song Lin Wan"*

Pursuant to the Fourth Bareboat Charterparty, China Shipping (HK) Holdings has agreed to lease "Song Lin Wan" to the Lessee.

4.4 *Charter payment and payment terms*

Under the Fourth Bareboat Charterparty, Xi Chuan Shipping S.A. will pay to China Shipping (HK) Holdings an aggregate charter payment of US$6,954,000 (approximately HK$53,893,500) which is the annual cap under the Fourth Bareboat Charterparty for the financial year ending 31 December 2008 and is expected to be funded by internal resources.

The monthly charter payment for "Song Lin Wan" shall be payable by Xi Chuan Shipping S.A. in advance on the first working day of each calender month. The charter payment is determined with reference to market terms of bareboat charterparties of similar oil tankers. The Board considers such determination basis and consequently such charter payment to be fair and reasonable, on normal commercial terms and are in the interest of the Company and the Shareholders, taken as a whole.

4.5 *Charter period*

The Fourth Bareboat Charterparty will be effective from 1 January 2008 and will expire on 31 December 2008 (both dates inclusive)

4.6 *Other significant terms*

During the charter period of the Fourth Bareboat Charterparty, Xi Chuan Shipping S.A. shall:

(i) be responsible for all necessary repair of "Song Lin Wan";

(ii) insure "Song Lin Wan" against marine, war and compensation risks; and

(iii) have the right to re-charter "Song Lin Wan", but it shall be entitled to the rights and be liable to the obligations under the Fourth Bareboat Charterparty.

During the charter period of the Fourth Bareboat Charterparty, China Shipping (HK) Holdings is not allowed to transfer its ownership of the "Song Lin Wan" or assign the right to receive any of the charter payment.

Should any dispute arise between China Shipping (HK) Holdings and Xi Chuan Shipping S.A. in respect of the Fourth Bareboat Charterparty, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Committee for arbitration in Shanghai, the PRC.

The Fourth Bareboat Charterparty is subject to the confirmation, ractification and approval by the Independent Shareholders in the EGM. The Fourth Bareboat Charterparty will be terminated if the Independent Shareholders do not approve the resolution approving the entering into of the Fourth Bareboat Charterparty in the EGM.

5. Reasons for and benefits of entering into the Transactions

For the First Bareboat Charterparties and the Second Bareboat Charterparties:

Oil and cargo transportation are major businesses of the Group. Therefore, the Group has taken a series of effective measures in order to achieve maximum usage of its shipping capacity (including leasing of container vessels). The First Bareboat Charterparties and the Second Bareboat Charterparties enable the Group to achieve the above aim. The Directors believe that since China Shipping and the Group had maintained an amicable and continual business relationship, the continuation of the transactions as contemplated under the First Bareboat Charterparties and the Second Bareboat Charterparties would continue to bring a steady steam of income to the Group.

Since China Shipping had undertaken to the Company not to engage in competing business with the Group, the leasing of container vessels to China Shipping would not have any material impact on the business operations of the Group.

For the Third Bareboat Charterparty and Fourth Bareboat Charterparty:

The Group also aims to maintain the steady increase in its operating results in relation to oil and cargo transportation for international routes. The leasing of "Song Lin Wan" and "Da Qing 88", both of which are relatively large oil tankers, would enable the Group to enhance its international shipping capacity.

6. General

The business of the Company mainly involves coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, chartering, cargo agency and cargo transportation agency. CSCL and CSCL (Asia) are principally engaged in the operation and management of international and domestic container marine transportation. Shanghai Maritime is principally engaged in the management and operation of marine transportation. The business of China Shipping (HK) Holdings is marine transportation.

7. Listing Rules Requirements

China Shipping holds approximately 47.46% of the issued share capital of the Company and is the controlling shareholder of the Company. Each of CSCL, CSCL (Asia), Shanghai Maritime, China Shipping (HK) Holdings is an associate (as defined in the Listing Rules) of China Shipping and is a connected person (as defined in the Listing Rules) of the Company. Accordingly, the Transactions constitute continuing connected transactions of the Company. There are no other transactions of the same nature with China Shipping and its associates (as defined in the Listing Rules) which requires aggregation to the Transactions under the Listing Rules.

As the applicable percentage ratios (other than the market value ratios) in respect of the Transactions are more than 2.5%, the Transactions are not only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules but also require the approval of the Independent Shareholders.

The terms and conditions of the Transactions have been negotiated on an arm's length basis and are on normal commercial terms. The Board (excluding the independent non-executive Directors whose view will be expressed in the relevant circular) considers the terms of the Transactions (including the annual cap thereunder) to be on normal commercial terms, fair and reasonable and in the ordinary and usual course of the Group's business, and are in the interests of the Company and the Shareholders, taken as a whole.

Further information about the existing charterparties of the relevant vessels were disclosed in the Company's announcement dated 22 December 2004 and circular dated 14 January 2005, as well as the Company's 2005 and 2006 annual reports.

Particulars of the Transactions will be disclosed in the Company's 2007 annual report and accounts in compliance with relevant requirements under the Listing Rules.

8. Information for the Group

The EGM will be convened to approve, inter alia, the Transactions.

In view of the interest of China Shipping and its associates in the Transactions, they will abstain from voting on the relevant resolutions at the EGM. To the best of the Directors' knowledge and belief having made all reasonable enquiries, no other Shareholders will need to abstain from voting at the EGM for approving the Transactions.

The Independent Board Committee has been appointed to advise the Independent Shareholders on whether or not the terms of the Transactions are in the interest of the Company and are fair and reasonable so far as the Independent Shareholders are concerned. An independent financial adviser to the Independent Board Committee and Independent Shareholders will be appointed to advise in relation to the Transactions.

A Circular containing, inter alia information in respect of the Transactions, the letter from the independent financial adviser, the recommendation of the Independent Board Committee on the Transaction, together with a notice convening the EGM will be despatched to the Shareholders as soon as practicable.

Definitions

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Board"	The board of Directors
"China Shipping"	中國海運(集團)總公司 (China Shipping (Group) Company*)
"China Shipping (HK) Holdings"	China Shipping (Hong Kong) Holdings Company Limited, a wholly-owned subsidiary of China Shipping
"Company"	China Shipping Development Company Limited (中海發展股份有限公司), a joint stock limited company established in the PRC, the H shares of which are listed on the Stock Exchange
"Container Vessels"	the vessels "Xiang Li", "Xiang Mao", "Xiang Yue" and "Xiang Zhuang"
"CSCL"	中海集裝箱運輸股份有限公司 (China Shipping Container Lines Co., Ltd.*) , a company incorporated in the People's Republic of China and listed on the Stock Exchange, the issued share capital of which is held as to 59.87% by China Shipping
"CSCL (Asia)"	China Shipping Container Lines (Asia) Co., Ltd. (中海集裝箱運輸(亞洲)有限公司), a wholly-owned subsidiary of CSCL
"Directors"	directors of the Company

"EGM"	the extraordinary general meeting of the shareholders to be convened by the Company to consider and, if thought fit, to approve the Transactions and other matters
"First Bareboat Charterparties"	four separate conditional charterparties all dated 14 November 2007 in respect of the leasing of each of the Container Vessels
"Fourth Bareboat Charterparties"	a conditional charterparty dated 14 November 2007 in respect of the leasing of the oil tanker "Song Lin Wan"
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent board committee of the Board, comprising Messrs Ma Xun, Xie Rong, Hu Hongqao and Zhou Zhanqun, being all the independent non-executive Directors, appointed to advise the Independent Shareholders on how to vote on the resolutions relating to the Transactions
"Independent Shareholder(s)"	the Shareholders other than China Shipping and its associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Other Container Vessels"	"Xiang Da", "Xiang Xiu", "Xiang Xing", "Xiang Wang" and "Xiang Zhu"
"PRC"	The People's Republic of China
"Second Bareboat Charterparties"	five separate conditional charterparties all dated 14 November 2007 in respect of the leasing of each of the Other Container Vessels
"Shanghai Maritime"	Shanghai Maritime Enterprises Corp. (上海海運貿業有限公司), a wholly-owned subsidiary of China Shipping
"Shareholder(s)"	holders of share(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Third Bareboat Charterparties"	a conditional charterparty dated 14 November 2007 in respect of the leasing of the oil tanker "Da Qing 88"

"Transactions"	the transactions contemplated under the First Bareboat Charterparties, the Second Bareboat Charterparties, the Third Bareboat Charterparty and the Fourth Bareboat Charterparty
"US$"	United States dollars, the lawful currency of the United States of America

By Order of the Board of Directors
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the People's Republic of China
14 November 2007

As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Ma Zehua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.

The exchange rate adopted in this announcement for illustration purpose only is US$1.00 = HK$7.75.

END